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December 31, 2003





Schroder Series Trust
875 Third Avenue, 22nd Floor
New York, New York 10022


Ladies and Gentlemen:

        We are furnishing this opinion in connection with Post-Effective Amendment No. 18 (the "Amendment") to the Registration Statement on Form N-1A (the "Registration Statement") of Schroder Series Trust (the "Trust") filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (File No. 333-65632), and the Investment Company Act of 1940, as amended (File No. 811-7840), for the registration of an indefinite number of shares of beneficial interest in two separate classes (the "Investor Shares" and the "Advisor Shares," respectively, and collectively, the "Shares") of each of the Trust's Schroder Municipal Bond Fund, Schroder Short-Term Municipal Bond Fund, and Schroder Fixed Income Fund series (each, a "Fund," and collectively the "Funds"). The Shares of the Trust are proposed to be sold pursuant to the Distribution Agreement, dated September 15, 1999, between the Trust and Schroder Fund Advisors Inc., which has been filed as an exhibit to the Registration Statement.

        We have acted as counsel to the Trust since its organization and in connection with the Amendment. We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust's Agreement and Declaration of Trust, as amended and restated on March 1, 1997, on file in the office of the Secretary of The Commonwealth of Massachusetts (the "Declaration of Trust"), the Trust's Bylaws, as amended on December 9, 2003, and the Trust's records of Trustee and shareholder action. We have also examined executed copies of the Amendment, in the form filed or to be filed with the Commission, and such other documents and records as we have deemed necessary for the purposes of this opinion.

        We assume that, upon the sale of the Investor Shares and the Advisor Shares of each Fund, the Trust, on behalf of the applicable Fund, will receive the net asset value thereof.


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                                                              December 31, 2003


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        Based upon the foregoing, we are of the opinion that:

        1. The Trust has been duly organized and is a validly existing unincorporated association under and by virtue of the laws of The Commonwealth of Massachusetts; and

        2. The Trust is authorized to issue an unlimited number of Investor Shares and Advisor Shares of each Fund and that when such Shares have been issued and sold pursuant to the Distribution Agreement, they will be validly issued, fully paid, and nonassessable by the Trust.

        The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking made or issued by the Trust or its Trustees or officers. The Declaration of Trust provides for indemnification out of the property of a series of shares of beneficial interest for all loss and expense of any shareholder of such series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the applicable series of shares itself would be unable to meet its obligations.

        We consent to the filing of this opinion with and as an exhibit to the Amendment.


                                            Very truly yours,



                                            /s/ Ropes & Gray LLP
                                            Ropes & Gray LLP